Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-39369 of Boykin Lodging Company on Form S-3 and Registration Statement No. 333-39259 of Boykin Lodging Company on Form S-8 of our report dated September 16, 2002, appearing in this Form 8-K of Boykin Lodging Company dated September 23, 2002.

/s/ DELOITTE & TOUCHE LLP
Cleveland, Ohio
September 23, 2002